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                                                  OMB Number:          3235-0287
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                                                  hours per response .  .  . 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Solomon                Michael                B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     600 The Times Building
--------------------------------------------------------------------------------
                                    (Street)

     Ardmore                PA                     19003
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Key3Media Group, Inc. ("KME")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     11/01
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                             6.
                                                              4.                              5.             Owner-
                                                              Securities Acquired (A) or      Amount of      ship
                                                 3.           Disposed of (D)                 Securities     Form:     7.
                                                 Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value
$.01 per share                     11/27/01                       925,926     (A)     3,125,000.25  5,092,593   (I)       (1)
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (3/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase   $8.00   10/21/00   A       N/A          (2)    (3)     Common Stock   10,000         10,000     (I)      (1)
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase   $11.375 11/21/00   A       N/A          (4)    (5)     Common Stock    3,333          3,333     (I)      (1)
------------------------------------------------------------------------------------------------------------------------------------
Series A 5.5%
Convertible
Redeemable Preferred
Stock, par value
$.01 per share        $5.55   11/27/01   P   V   1,000,000    (6)    (7)     Common Stock   (8)     $25   1,000,000   (I)      (1)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) The Reporting Person is the managing member of Gladwyne Catalyst GenPar, LLC, one of the managing members of Invemed Catalyst GenPar, LLC, the general partner of Invemed Catalyst Fund, L.P., and may be deemed to own the securities held by such person. The Reporting Person disclaims beneficial ownership of such securities in excess of his pecuniary interest therein and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of these securities in excess of such amount.

The Reporting Person may be deemed a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock. However, the Reporting Person disclaims such group membership, and this report shall not be deemed an admission that the Reporting Person is a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock for purposes of
Section 16 or for any other purpose.


Michael B. Solomon


     /s/ Michael B. Solomon                                 November 29, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(2) Option to purchase 10,000 shares of Common Stock have vested on October 21, 2001, option to purchase 10,000 shares of Common Stock will vest on October 21, 2002, option to purchase 10,000 shares of Common Stock will vest on October 21, 2003.

(3) The options will expire in accordance with the terms of Key3Media Group, Inc.'s Stock Option and Incentive Plan.

(4) Option to purchase 3,333 shares of Common Stock have vested on November 21, 2001, option to purchase 3,333 shares of Common Stock will vest on November 21, 2002, option to purchase 3,334 shares of Common Stock will vest on November 21, 2003.

(5) The options will expire in accordance with the terms of Key3Media Group, Inc.'s Stock Option and Incentive Plan.

(6) The shares of Series A 5.5% Convertible Redeemable Preferred Stock will become convertible into shares of common stock upon approval by the Issuer's stockholders of the sale of one million shares of Series A 5.5% Convertible Redeemable Preferred Stock to Invemed Catalyst Fund, L.P. in accordance with Rule 312.03 of the New York State Exchange Listed Company Manual.

(7)      Automatic conversion on November 27, 2011.

(8) One share of Series A 5.5% Convertible Redeemable Preferred Stock is convertible into a number of common stock of the Issuer equal to the ratio the numerator of which is the liquidation preference and the denominator of which is the conversion price. The liquidation preference is originally $25 but accrues over time by the amount of unpaid dividends. Absent the requirement of a stockholders approval set forth in footnote (2) hereof, as of November 27, 2001, one million shares of Series A 5.5% Convertible Redeemable Preferred Stock would be convertible into 4,504,505 shares of common stock of the Issuer.